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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eve, an Embraer company, to List on NYSE Through Business Combination with Zanite Acquisition Corp.

•	Eve is the urban air mobility business created by Embraer S.A. and established as an independent company in October 2020
•	Transaction proceeds will be used to further develop and commercialize Eve’s comprehensive urban air mobility solution spanning eVTOL design and production, service and support, fleet operations and urban air traffic management
•	Order pipeline of approximately $5.2 billion, comprised of 1,735 vehicle orders, via non-binding letters of intent, from 17 launch customers, including fixed wing and helicopter operators, aircraft lessors and ride sharing platform partners
•	Pro forma implied enterprise value of approximately $2.4 billion and pro forma equity value of approximately $2.9 billion
•	Transaction includes up to approximately $237 million of cash from Zanite Acquisition Corp. and a $305 million PIPE, anchored by Embraer S.A., Zanite Sponsor LLC, financial investors and a consortium of leading strategic partners- including Azorra Aviation, BAE Systems, Bradesco BBI, Falko Regional Aircraft, Republic Airways, Rolls-Royce and SkyWest, Inc.

Melbourne, FL / Cleveland, OH, December 21, 2021 – Eve UAM, LLC (“Eve”), a leader in the development of next-generation Urban Air Mobility (“UAM”) solutions, has entered into a definitive business combination agreement with Zanite Acquisition Corp. (“Zanite”) (Nasdaq: ZNTE, ZNTEU, ZNTEW), a special purpose acquisition company focused on the aviation sector. Upon closing of the transaction, Zanite will change its name to Eve Holding, Inc. (“Eve Holding”) and will be listed on the New York Stock Exchange (the “NYSE”) under the new ticker symbol, “EVEX” and “EVEXW.” Embraer S.A. (“Embraer”), through its subsidiary Embraer Aircraft Holding, Inc., will remain a majority stockholder with an approximately 82% equity stake in Eve Holding following the closing of the business combination, including its investment in the PIPE.

Eve’s strategic partnership with Embraer is a key competitive advantage. In connection with the transaction, Embraer has contributed its UAM-related assets, employees and IP to Eve. In addition, Embraer has granted Eve a royalty-free license to Embraer’s background IP to be used within the UAM market. Eve has access to thousands of skilled Embraer employees on a flexible, first priority basis and use of Embraer’s global infrastructure on preferred terms, pursuant to the terms of certain services agreements between Embraer and Eve. The strategic alignment with Embraer provides Eve with significant cost and execution advantages relative to other UAM participants.

“We believe that the urban air mobility market has enormous potential to expand in the coming years based on an efficient, zero-emissions transport proposition, and that with this business combination, Eve is very well positioned to become one of the major players in this segment,” said Francisco Gomes Neto, president and CEO of Embraer. “As a global aerospace company, with leadership position in multiple segments, we understand that innovation and technology play a strategic role in driving sustainable growth and redefining the future of aviation.”

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Eve is the first company to graduate from EmbraerX, the market accelerator created in 2017 by Embraer, a global leader in the aviation industry with a more than 50-year history of aircraft manufacturing and certification expertise. With a singular focus on a potential $760 billion urban air mobility (“UAM”) addressable market, Eve has introduced a comprehensive, practical and capital efficient UAM solution spanning electric vertical takeoff and landing vehicle (“eVTOL”) design and production, service and support, fleet operations and urban air traffic management. By leveraging the ongoing support and resources of Embraer and the anticipated proceeds from the business combination, the parties to the transaction believe that Eve is uniquely positioned to develop, certify and commercialize its UAM solutions on a global scale.

“The Zanite team is extremely proud to partner with Eve and Embraer in this transaction. After an extensive search, we selected Eve because of its simple and certifiable eVTOL design, its capital efficient approach to fleet operations and Embraer’s global footprint that we believe will enable Eve to not only reach vehicle type certification, but to scale its manufacturing, support and operations globally,” said Kenn Ricci, Co-CEO of Zanite and Principal of Directional Aviation Capital, a member of Zanite’s sponsor.

Eve will be led by co-CEOs Jerry DeMuro, who most recently served as CEO of BAE Systems, Inc., and Andre Stein, who has led Eve since its inception and served in leadership roles with Embraer for more than two decades. “Urban air mobility is a transformational opportunity in the aviation sector. I joined Eve because I believe that there is no company better positioned to capitalize on the tremendous potential of this emerging market,” said Jerry DeMuro, Co-CEO. Andre Stein, Co-CEO, added, “Eve was founded on a vision to accelerate the UAM ecosystem, make safe and affordable urban air transportation available to all citizens, while reducing global carbon emissions. The transaction announced today with Zanite is a major milestone that will accelerate our strategic plan and support us in realizing our vision.”

Eve has formed a powerful network of dozens of highly respected strategic partners spanning the UAM ecosystem, including fleet operators, ride sharing partners, vertiport providers, aircraft lessors, financing partners, renewable energy providers and leaders in the defense and technology sectors. From this partner network, Eve has secured launch orders from 17 customers, via non-binding letters of intent, resulting in a pipeline of 1,735 vehicles valued at approximately $5.2 billion.

Transaction Overview

The business combination values Eve at an implied $2.4 billion enterprise value. Upon closing of the transaction, and assuming no redemptions by Zanite’s stockholders, Eve will have approximately $512 million in cash, resulting in a total pro forma equity value of approximately $2.9 billion. Cash proceeds raised in the transaction are expected to be used to fund operations, support growth and for general corporate purposes. The proceeds will be funded through a combination of Zanite’s approximately $237 million cash in trust, assuming no redemptions by Zanite’s stockholders, and a $305 million PIPE of common stock at $10.00 per share, comprised of commitments of $175 million from Embraer, $25 million from Zanite’s sponsor and $105 million from a consortium of leading financial and strategic investors including Azorra Aviation, BAE Systems, Bradesco BBI, Falko Regional Aircraft, Republic Airways, Rolls-Royce and SkyWest, Inc. In connection with such commitments, Embraer has entered into arrangements with certain of such strategic investors to provide them with price protections in the amount of up to their $30 million aggregate commitments in the form of credits for parts and services or cash in exchange for the transfer of shares to Embraer. In addition, Embraer has agreed to a three-year lockup on its rollover shares and Zanite’s sponsor has agreed to a three-year lockup on its founder shares.

The transaction, which has been unanimously approved by the boards of directors of both Embraer and Zanite, is expected to close in the second quarter of 2022, subject to regulatory and stockholder approvals and other customary closing conditions.

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Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Zanite with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Advisors

White & Case LLP served as legal advisor to Zanite. Jefferies LLC and BTIG, LLC served as financial advisors and capital markets advisors to Zanite. Skadden, Arps, Slate, Meagher & Flom LLP and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados served as legal advisor to Embraer and EAH. Raymond James & Associates, Inc. served as financial advisor and capital markets advisor to Eve and Banco Santander (Brasil) S.A., Banco Bradesco BBI S.A. and Banco Itaú International served as financial advisors to Eve.

Webcast and Conference Call Information

Zanite, Embraer and Eve will host a joint investor webcast and conference call to discuss the proposed business combination on Tuesday, December 21, 2021 at 8:00 am EST.

To access the call please dial +1 (412) 717-9627 / +1 (844) 204-8942, from the United States, +55 (11) 3181-8565 / +55 (11) 4090-1621, from Brazil, or +44 20 3795 9972, from UK. Participants should dial in 15 minutes before the scheduled time.

The live call and replay will also be available as a webcast, which can be accessed at Zanite’s investor site at https://www.zaniteacquisition.com/znte-i/

About Eve

Eve is dedicated to accelerating the UAM ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, and with a singular focus, Eve is taking a holistic approach to progressing the UAM ecosystem, with an advanced eVTOL project, a comprehensive global services and support network and a unique air traffic management solution. For more information, please visit www.eveairmobility.com.

About Zanite

Zanite is a special purpose acquisition company and was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the Aviation, Aerospace & Defense, Urban Mobility and Emerging Technology industries. Zanite’s sponsor is managed by Kenneth C. Ricci, Principal of Directional Aviation Capital, and Steven H. Rosen, Co-Founder and Co-Chief Executive Officer of Resilience Capital Partners along with its Board of Directors and Strategic Advisors Mr. Larry Flynn, Dr. Ron Sugar, Mr. Patrick Shanahan and Mr. John Veihmeyer. Zanite began trading on Nasdaq in November 2020 and its common stock, units and warrants trade under the ticker symbols “ZNTE,” “ZNTEU” and “ZNTEW,” respectively. For more information, please visit www.zaniteacquisition.com.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales. Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year. Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe. For more information, please visit www.embraer.com.

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Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Zanite’s, Eve’s, Embraer’s and EAH’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the PIPE, the level of redemptions by Zanite’s public stockholders, the timing of the completion of the proposed business combination and the use of the cash proceeds therefrom, and the ability to successfully develop, certify, manufacture and commercialize Eve’s UAM solutions and eVTOL on a global scale. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Zanite’s, Eve’s, Embraer’s and EAH’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Zanite, Eve, Embraer and EAH.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Zanite or Eve is not obtained and or that the proposed business combination and the private placement of common stock are not able to concurrently close; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Eve; (v) the outcome of any legal proceedings that may be instituted against Zanite, Embraer, EAH and/or Eve following the announcement of the business combination agreement and the transactions contemplated therein; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) Eve’s ability to grow and manage future growth, maintain relationships with customers and suppliers and retain its key employees; (ix) Eve’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; (x) the effects of competition on Eve’s future business; (xi) the amount of redemption requests made by Zanite’s public stockholders; (xii) the ability of Zanite or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the proposed business combination, (xvi) the impact of the global COVID-19 pandemic and (xvii) those factors discussed in Zanite’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, in each case, under the heading “Risk Factors,” and other documents of Zanite filed, or to be filed, with the SEC.

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If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Eve nor Zanite presently know or that Eve and Zanite currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Eve’s and Zanite’s expectations, plans or forecasts of future events and views as of the date of this press release. Eve and Zanite anticipate that subsequent events and developments will cause Eve’s and Zanite’s assessments to change. However, while Eve and Zanite may elect to update these forward-looking statements at some point in the future, Eve and Zanite specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Eve’s and Zanite’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find it

In connection with the proposed business combination, Zanite intends to file with the SEC a preliminary proxy statement relating to the proposed business combination. Zanite will mail a definitive proxy statement and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Zanite’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with Zanite’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed business combination and other matters, as these materials will contain important information about Zanite, Eve and the proposed business combination. When available, the definitive proxy statement and other relevant materials for the proposed business combination will be mailed to stockholders of Zanite as of a record date to be established for voting on the proposed business combination. Stockholders of Zanite will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Zanite Acquisition Corp. at 25101 Chagrin Boulevard Suite 350, Cleveland, Ohio 44122, Attention: Steven H. Rosen, or by calling (216) 292-0200.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

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Participants in the Solicitation

Zanite and its directors and executive officers may be deemed participants in the solicitation of proxies from Zanite’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Zanite is contained in Zanite’s Registration Statement on Form S-1/A and by Zanite’s Current Report on Form 8-K filed on September 15, 2021, each of which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Zanite Acquisition Corp. at 25101 Chagrin Boulevard Suite 350, Cleveland, Ohio 44122, Attention: Steven H. Rosen, or by calling (216) 292-0200.

Eve, Embraer, EAH and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Zanite in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination when available.

Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Zanite’s stockholders in connection with the proposed business combination, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in Zanite’s proxy statement for the proposed business combination when it is filed with the SEC. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Investor Information

https://www.zaniteacquisition.com/znte-i/

Contacts

investors@eveairmobility.com

media@eveairmobility.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations